UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2025

(Report No. 1)

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On January 10, 2025, the Board of Directors of SaverOne 2014 Ltd. determined to cancel the Extraordinary General Meeting of Shareholders scheduled to be held on January 19, 2025.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-274458, 333-263338 and 333-269260) and Form S-8 (File No. 333-274455), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: January 10, 2025	By:	/s/ Ori Gilboa
		Name:	Ori Gilboa
		Title:	Chief Executive Officer

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